SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

VERTICAL BRANDING, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3579974
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16000 Ventura Blvd., Suite 301 Encino, CA	91436
(Address of principal executive offices)	(Zip Code)

Vertical Branding, Inc. 2006 Equity Incentive Plan
(Full title of the plan)

Nancy Duitch

16000 Ventura Blvd., Suite 301

Encino, CA 91436

(310) 575-0955

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Amount to be registered	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock	5,000,000(1)	$0.705	$3,525,000	$377.18
Total	5,000,000(1)	$0.705	$3,525,000	$377.18

(1) Represents 5,000,000 shares of common stock of Vertical Branding, Inc. which are being registered for issuance pursuant to the 2006 Equity Incentive Plan. Pursuant to General Instruction E to Form S-8, the registration fee is calculated only with respect to such shares and those listed in footnote 2.

(2) Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for purposes of calculating the amount of the registration fee, based upon the average of the high and low prices reported on the Over-The-Counter Electronic Bulletin Board of the National Association of Securities Dealers, Inc. on February 2, 2007.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to the employees, as specified by Rule 428(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”).  Such documents need not be filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Securities Act Rule 424 in accordance with the Note to Part I of Form S-8.  These documents, and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

CONTROL SECURITIES REOFFER PROSPECTUS

The material which follows constitutes a prospectus prepared in accordance with the applicable requirements of Part I of Form S-3 and General Instruction C to Form S-8, to be used in connection with reoffers and resales of control securities acquired under the Vertical Branding, Inc. 2006 Equity Incentive Plan.

Prospectus

Vertical Branding, Inc.

5,000,000 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders of up to 5,000,000 shares of common stock, $.001 par value per share, of Vertical Branding, Inc.  The selling stockholders may sell the stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions.  The selling price of the shares will be determined by market factors at the time of their resale.

The 5,000,000 shares being registered are under the Vertical Branding, Inc. 2006 Equity Incentive Plan. All net proceeds from the sale of the shares of common stock offered by this prospectus will go to the selling stockholders.  We will not receive any proceeds from such sales. However, if options must be exercised in order to purchase shares of common stock registered under this registration statement, we will receive the option exercise price.

Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol VBDG.  On February 2, 2007, the average of the high and low prices of the common stock on the Over-the-Counter Electronic Bulletin Board was $.705 per share.

The selling stockholders may sell their common stock by means of this prospectus and any applicable prospectus supplement or they may decide to sell them by other means, including pursuant to Rule 144, however they are not obligated to sell their common stock at all.  The selling stockholders may sell their common stock from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the common stock, through short sales of common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such market prices, at negotiated prices, or at fixed prices.  The selling stockholders may sell their common stock directly to purchasers, in private transactions, or through agents, underwriters or broker-dealers.  The selling stockholders will pay any applicable underwriting discounts, selling commissions and transfer taxes.  We will pay all other expenses incident to the registration of the common stock.  The selling stockholders and any broker-dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

Investing in our common stock involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. See "Risk Factors" beginning on page 17 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 5, 2007.

_____________________

Table of Contents

The Company	5
Risk Factors	18
Use of Proceeds	31
Determination of Offering Price	31
Selling Stockholders and Plan of Distribution	31
Description of Securities	32
Interests of Named Experts and Counsel	33
Where You Can Find More Information	33
Material Changes	33
Incorporation of Certain Documents by Reference	34
Forward-Looking Statements	35
Disclosure of Commission Position on Indemnification For Securities Act Liabilities	36

The Company

Vertical Branding, Inc. (formerly “MFC Development Corp.”), through its subsidiaries and affiliates (collectively, “The Company”), is currently engaged in the direct response business, and the retail distribution business, which it acquired on August 1, 2006,  along with the commercial development and rental of real estate in  Connecticut.  The Company’s direct response business is conducted through our subsidiary, Worldwide Excellence, Inc, and its affiliates (“WWE”).

The Company was incorporated on May 18, 1990 under the laws of the State of Delaware as PSI Food Services, Inc. On August 9, 2000, the Company changed its name to MFC Development Corp. On October 30, 2006, the Company changed its name to Vertical Branding, Inc.

On November 29, 2005, the Company completed the acquisition (the “Closing”) of all the issued and outstanding shares of common stock of Worldwide Excellence, Inc., a Delaware corporation (“WWE”), in accordance with the provisions of a certain acquisition agreement dated as of July 29, 2005 (“Acquisition Agreement”) among WWE, WWE’s stockholders, and the Company. The Company acquired 100% percent of WWE’s outstanding common stock in exchange for shares of the Company’s common stock.

As a result of the merger, former WWE stockholders hold a majority of the Company’s common stock. This transaction was accounted for as a reverse merger, with WWE being the acquirer for accounting purposes.

The cost of the transaction to WWE was $4,071,263, which was comprised of (1) the issuance of a total of 3,944,611 shares of common stock, which were issued to the stockholders of VBI as of the date of the acquisition, and attorneys, and (2) $126,652 of direct costs related to the acquisition. Under the purchase method of accounting, the cost to acquire the assets of VBI plus the transaction costs, have been allocated to its underlying net assets in proportion to their respective fair values. For the purposes of recording the acquisition, we have applied Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Intangible Assets.”

The calculation of the purchase is as follows:

Valuation of common stock issued:
Shareholders of MFC Developemnt Corp.	$ 3,199,611
Finders' fees	710,000
Attorney's fees	35,000
3,944,611
Acquisition costs	126,652
Total cost of acquisition	4,071,263
Fair value of net assets acquired	2,841,600

Goodwill	$ 1,229,663

The price per share used to calculate the purchase price was $1.00 per share, which was equal to the price of the 2,410,000 shares of common stock equivalents (1,205,000 shares of preferred stock) that were issued in connection with the Private Placement Offering, simultaneously with the Closing.

Recent Event

On August 1, 2006, the Company purchased certain assets from Adsouth Partners, Inc. comprising Adsouth's consumer products division and assumed certain liabilities. Vertical Branding purchased rights to various consumer products and brands as well as succession to Adsouth’s wholesale and retail distribution channels and relationships. Vertical Branding now refers to the acquired business as its retail distribution business.  The purchase price for the assets included a cash and stock component. The cash component was the payment of $1,525,000 at closing; subject to adjustment after closing based on the actual value of certain Adsouth assets and liabilities. The cash component was paid by delivery of a promissory note in the principal amount of $1,525,000. The stock component of the purchase price was paid by issuance of 5.5 million shares of VBI’s common stock, 750,000 shares of which are being held in escrow to satisfy potential indemnification obligations of Adsouth.

Products and Services

The Company operates three business segments consisting of the direct response business, retail distribution business and the development and rental of real estate in Connecticut. The Company is in the process of liquidating the discontinued operations of the Company’s former medical division.

The Company’s Direct Response Business

The Company’s direct response business is conducted through our subsidiary, Worldwide Excellence, Inc, and its affiliates (“WWE”), which business for accounting purposes is considered the historical business of the Company after the Closing.  WWE, under the terms of an Asset Purchase and Consulting Agreement, effective date July 1, 2004 among Nancy Duitch, Ralf Leszinski, WWE and Buckhead Marketing and Distribution, LLC and its affiliated companies (collectively, “Oldco”) acquired certain Oldco assets; assumed Oldco’s interest in a product management contract, and was assigned Oldco’s rights under certain contracts.  WWE also entered into a product management agreement with certain of the Oldco entities and a consulting agreement with Mr. Leszinski.  WWE paid Mr. Leszinski the last installment of the purchase price for the Oldco assets it acquired and issued him 850,000 shares of VBI Common Stock.

WWE is engaged in the direct marketing and branding of consumer products with particular focus on health, beauty, fitness and home consumer products.  WWE is in the business of building product brands. Typically, WWE obtains the exclusive worldwide marketing, distribution and manufacturing license rights to a particular product from its inventor or a business representative and develops the product brand through marketing campaigns that it creates and produces.

WWE seeks to further distinguish itself from other direct marketing enterprises through the development of products that create an annuity stream of revenue through what the Company refers to as “Continuity” programs.  Through WWE’s Continuity programs, customers repurchase a particular product monthly or bi-monthly for up to 30 months or more, thus maximizing the initial media investment to acquire that particular customer.  WWE’s goal is to establish a continuity model for each and every product it decides to market and distribute.

The direct response products marketed by the Company are offered for sale, directly to the public via commercial marketing messages purchased by the Company in a variety of media channels, which include Television via infomercials, short form commercial messages or shopping channels, print, radio or through a variety of Internet advertising channels and/or websites.  After successful branding of products in these distribution channels, the sale of such products eventually focuses on distribution to U.S. retail outlets (through the Company’s retail distribution business), catalogues, international distribution channels and other non-electronic distribution outlets.

Market Overview

The direct response industry, which consists of long form (infomercial) productions, short-form commercials, print, live home shopping channels, Internet marketing and radio advertising, is one of the fastest growing segments of the overall “retailing” industry according to the industry trade association, Electronic Retailing Association.  This marketing medium is a format that produces immediate measurable results.  This industry is not seasonal.

Companies who market their products through direct response television typically purchase commercial airtime from local broadcast stations and regional and national cable television operators across the country, either directly or through media buying agencies. Infomercial programs are most commonly run during late night and overnight time periods during the week and throughout the day on weekends.

Availability of time periods varies from station to station, depending on programming. The majority of customer purchases occur within the first few hours following the airing of infomercial programs. Some direct response television companies also choose to market their products through retail channels, particularly after a product has been on air for a sufficient amount of time to build brand awareness required for success at the retail level.

In addition to domestic television and retail channels, there is generally a significant demand for U.S. direct response television products internationally. A direct response television company with a successful product in the U.S. may work with one or more international distributors who specialize in bringing U.S. direct response television products to countries around the world.

Marketing and Sales

The Company, through its WWE subsidiary presently engages in both business to consumer (“B2C”) and business-to-business (“B2B”) sales.

In the B2C sales channel, WWE buys media through a media-buying agency specializing in short-form (2 minute) or long-form (30 minutes) infomercials. Under the terms of the non-exclusive agreement, the media-buying agency obtains, negotiates, arranges, purchases, and otherwise deals with all media placements on television. The term of the agreement shall continue until it is terminated by either party by delivering prior written notice of not less than 30 days. The media-buying agency is paid a variable commission rate tied to annual expenditures of media and the rates are dependant upon whether WWE pays for the media in advance or the media-buying agency pays for the media and is reimbursed by WWE.

WWE, through nonexclusive agreements, out-sources:  (a) the call center operation to a specialized call center company, and (b) the physical fulfillment, order processing and customer service to a fulfillment house. The call center agreement provides no duration or termination provisions unless stated in an addendum. For each product, WWE is charged a different percentage of product revenue plus a fixed per second time charge for the telephone call. WWE pays various fees to each fulfillment house. There are fixed service charge fees and variable fees, which are on a basis of per call, per order, per service performed and per second for telephone time. The fulfillment house agreements are cancelable by either party.

WWE also purchases media on the Web directly or through agencies and therefore does not need to utilize the call center aspect, as orders come in directly via on-line systems. The fulfillment center is still needed to process the orders.  In addition, WWE maintains its own websites for each product that is currently active.

In the B2B-business channel, WWE sells the product to a domestic downstream business partner such as HSN, QVC, shop NBC, Shop at Home, Wal-Mart, Costco, and Target, catalogues and others (credit card billing inserts). WWE manages the order process from manufacturing to delivery.

International sales opportunities are created, typically once the product has proven to be commercially successful in the US, at which time WWE sells the typical product to an international distributor through non-exclusive agreements, which may be converted to an exclusive agreement if certain minimum sales targets are achieved. Currently, WWE does not have any international distributor agreements in effect. There are some 90 countries around the world that can show US infomercials.  WWE will sell its products to one of four or five reputable international distributors, who then resell the products to sub-marketers who air the infomercials in the individual countries.  WWE will customarily provide the original infomercial free of charge to the national companies, and profit from the non-returnable sale of the product.  International sales can continue for several years after the end of the US campaign.

Product Categories

In the direct response product industry, there are two types of products, those that are one-time sales, e.g., a piece of fitness equipment, and those products with regular re-orders that create an annuity, e.g., consumable health (diet) and beauty products, also known as Continuity products.

One-Time Sale Product Life Cycle

One-time sales products go through a series of product life cycles. The initial launch: (a) on infomercials, which are either in two minute or 30-minute formats, (b) in direct response print, or (c) the Internet. The initial launch usually has a typical life length of between six and 18 months.  Concurrent or just after the TV launch, the product may be offered in both print and Internet mediums.

Three to six months after the launch of the infomercial, the product typically premiers on live shopping, for on average three to nine months. Typically, the product will have a 10% to 15% discount compared to the infomercial price or will include an upsell item to make for a ‘better deal’ for the customer. Some products, due to the need for a minimum five to six times markup at the infomercial stage, get launched directly to live shopping.

For some products, three to six months after the launch of the infomercial and after considerable media expenditures, the product is offered at retail “As Seen On TV.” At this point, the expected shelf length is from three to 12 months. Additionally, the product is offered in catalogues and credit card billing inserts, often at a price comparable to the initial infomercial price.

The Continuity Model Product Life Cycle

The life cycle and the economics of amply capitalized Continuity products are fundamentally different from that of a one-time sale product.  In the case of the one-time sales products, WWE only has one opportunity to make a profit.  In the case of the Continuity products, customers will continue to reorder, sometimes for more than 19 cycles, covering over 38 months.  A typical continuity product can generate revenue equal to approximately 127% of the initial continuity sale during the twelve-month period following the initial sale, with the following retention rates from the initial sale:

Initial Sale	100.00%		$1,000.00

	Retention Rates		Continuity Sales
Continuity Month 1	67.64%	of the initial sale	$ 676.43
Continuity Month 2	27.31%	of the initial sale	273.13
Continuity Month 3	12.43%	of the initial sale	124.28
Continuity Month 4	6.51%	of the initial sale	65.07
Continuity Month 5	4.02%	of the initial sale	40.17
Continuity Month 6	2.65%	of the initial sale	26.47
Continuity Month 7	1.80%	of the initial sale	18.04
Continuity Month 8	1.33%	of the initial sale	13.27
Continuity Month 9	1.01%	of the initial sale	10.07
Continuity Month 10.80%		of the initial sale	8.02
Continuity Month 11.68%		of the initial sale	6.76
Continuity Month 12.59%		of the initial sale	5.88
Cumulative retention	126.77%	Total continuity sales	$1,267.59

 In the example above, for every $1,000 the Company receives in revenue in the first month of continuity sales, it may generate an additional $1,267.59 of revenues during the following twelve-month period.

WWE also has the ability to “buy” customers, i.e., accept a financial loss on the initial sales, because the subsequent continuity shipments will generate the required profits, and build a brand.

The most significant difference between the initial sale and the continuity sale is the lack of two major cost elements for the continuity sale – media and telemarketing. Not all customers who buy the initial product sign up for continuity, or, even if they do sign up, they do not always stay on the program for multiple continuity cycles. Over time, with each continuity cycle, more and more customers will drop-off.  The steepest losses occur on the first two cycles; the customers who make it to the third cycle typically very much enjoy the product, and can stay on as long as the product is offered.

In order to increase customer retention through each cycle, WWE actively manages each cycle of the program, by offering free gifts, catalogue items, beauty tips, color inserts, free information on health and beauty, and free shipments. On a regular basis, new marketing initiatives are developed and tested as the results of the retention rates are analyzed.

Competition

The direct response industry is highly competitive, rapidly evolving, and subject to constant change and intense marketing by providers of similar products.  WWE expects that new competitors are likely to join existing competitors in this industry, including the market for continuity programs that it targets.

There are many small, one-product direct response-marketing companies.  As the companies participating in this market are mostly privately held, except Ronco, Nautilus, Inc., and InterMix Media Inc., reliable competitive financial information is not ordinarily available.  The larger competitors are Guthy-Renker, Thane International, Inc., Sylmark, Inc., and Tristar Products, Inc.  The other competitors are either single product companies or dependent solely on TV media sales which involve unpredictable up and down revenue years.  All of the live shopping channels are either public companies or subsidiaries of public companies.  Management believes that only Guthy-Renker and InterMix have succeeded with the Continuity sales model.

The largest direct response-marketing company, Guthy-Renker, utilizes a Continuity sales model; however, it is almost completely based on TV media sales. Given their significant financial resources, they are willing to lose money on the front end by paying more to produce the infomercial by including “A List” celebrities (and acquiring more customers), because they understand the customer lifetime value.  Their TV media sales focus is more costly media than Internet media.

The primary competitive factors in the direct marketing industry are the Company’s ability to license or develop successful products, feature products that make the customer feel and/or look better, and to brand its products and its overall reputation. Once awareness of the Company’s name, reputation and associated products is achieved, on-going customer service and deployment of new quality products become key competitive factors.

THE COMPANY’S RETAIL DISTRIBUTION BUSINESS

The Company began its retail distribution operations on August 1, 2006, when it purchased certain assets from Adsouth Partners, Inc., through a newly formed subsidiary, Adsouth Marketing LLC.  The Company acquired assets comprising Adsouth's consumer products division and assumed certain liabilities. VBI purchased rights to various consumer products and brands as well as succession to Adsouth’s wholesale and retail distribution channels and relationships.

Market Overview

Our strategy is to leverage our advertising in the direct response marketing business to enhance sales in the retail distribution business. We intend to use our knowledge of consumer products to develop, acquire or obtain rights to products which we believe can enhance our overall business. We presently either own the rights to or have distribution rights for a number of products, most of which are skin care and related products. As part of our business strategy, we intend to seek to obtain products or distribution rights to other products, which may be in different fields from our present products.

Products

The following is a list of our current products that are included in our retail distribution:

•

The Dermafresh line of skin care product, which, presently consists of five skin care products.  PEARL one of the products - Anti Wrinkle/ Moisturizing Mist, an advanced anti-wrinkle moisturizing treatment used by members of the entertainment industry, for which in August 2006, we obtained an exclusive two year distribution agreement with StarMaker Products for domestic and international distribution. StarMaker Products is a joint effort between director and former Happy Days star, Anson Williams and renowned makeup artist and product developer JoAnna Connell.

•

The e70 brand, a line of products created by Delmar, Inc., which utilize Delmar’s proprietary technology utilized in skin care formulations which incorporates the nutrients included in the whole egg and is used in Delmar’s proprietary L’Avenir products.

•

Hercules Hook, a uniquely designed hook for hanging items on walls, for which in August 2006, we obtained an exclusive three year marketing and distribution rights agreement. We are utilizing direct response veteran Billy Mays to market the Hercules Hook.

•

Extreme Beam and Clip Light - During 2005 we internally developed and marketed two lines of flashlights branded as the “Extreme Beam Flashlight” and the “Clip Light”.

•

The Mitsu brand, which consists of four personal enhancement products for which we have conducted limited marketing to date.

We intend to continue obtaining products or marketing rights for other products, which may be in the same market as our current product offerings or which may be in markets which are unrelated to those markets. In seeking new products, we focus on the potential market for the product, our potential ability to expand that market, and the extent that we can use our advertising in our direct response marketing business to develop and implement a retail distribution marketing plan. We also consider the possibility that the product can be marketed in the same distribution channels as other products that we market, even if the marketing is directed to a different division or purchasing organization. However, we cannot assure you that we will be able to obtain rights to, and successfully market, any new products. We periodically review our products to evaluate the marketability, and, we may decide to discontinue any one or more products if we determine that we cannot profitably market the product.

Marketing and Sales

We market our products to major retail, drug store, food and similar chains. In marketing to these chains we seek to demonstrate that our products meet a consumer need, are priced in a manner that could allow the stores to generate sufficient sales to justify stocking the product and that we are able to provide consistency in our products and timely deliveries. In general, before committing to a major purchase, a chain may test market the product with a modest quantity, and, if the tests show consumer acceptance, increase the size of the order. Because of their buying power, in selling to major retail establishments, we are subject to their policies with respect to such matters as scheduling and delivering of products, payment terms and returns. These policies may result is a net realizable sale price to us which is less that the stated price on the purchase order.

The key to selling and marketing our skin care and related products is the ability to obtain shelf space, and, whenever possible, obtain space for a display. Typically, displays are used for products which the retailer believes will generate high volume over a relatively short time. We have been able to place major displays for our Dermafresh line of products with most of our retail accounts. We believe that the ability to place such displays in stores will help the stores to generate sufficient sales to justify product reorders or to place the products in other stores owned or operated by the retailer. However, we cannot assure you that we will be successful in retaining existing or obtaining new shelf space if needed or in placing displays with our retail accounts, or that the placement of products will generate significant additional revenue.

As part of our marketing strategy, we have arrangements with two major retailers pursuant to which we sell products on a pay on scan basis, by which we provide the product to the retailer, but do not receive payment until the retailer sells the product. We believe that this strategy has enabled us to obtain more shelf space in major retailers than we would otherwise be able to obtain.

We also plan to leverage our advertising for products that are sold through our direct response marketing business. Such advertising includes infomercials, print ads and internet marketing. We will be able to use our direct response marketing capability to introduce new products or test customer response to the product. Based on the response to our direct response marketing campaign, we can change the product presentation or packaging to address issues which we believe are of concern to consumers.

Product Development

We plan to begin the internal development of our own proprietary branded products. We will identify new and or developing market trends within the retail and direct response marketing industry and create our own brand name and packaging for the products. Historically, this business has used third party manufacturers to produce the products. We will not perform traditional research and development activities but rather develop the creative packaging and marketing plan for distributing the products. All of our internal product development costs are charged to operations as they are incurred.

Suppliers

We do not manufacture any of our products. In general, our products are manufactured either by third party suppliers pursuant to purchase orders. We purchase products for which we have distribution rights from the party who granted us the rights or from its authorized manufacturers. Because some of our product volume is currently low, we are not able to take advantage of quantity pricing from those suppliers. To the extent that we are able to increase our volume of products significantly, we expect that we will be able to reduce the cost of our products. However, we cannot assure that we will be able to generate sufficient volume to enable us to significantly reduce the cost of our products.

Major Customers

Customers for our products are generally mass merchandising retail companies, including some of the largest retailers in the United States. To the extent that we are dependent upon one or more of these retailers, we may be subject to their policies on such matters as the time of delivery and payment as well as their cancellation and return policies. It may be necessary for us to accept such terms in order to generate the business.

Competition

The markets in which our products are sold are highly competitive. Our products compete with products of many large and small companies, including well-known global competitors, such as The Proctor & Gamble Company, Johnson & Johnson, and Revlon, Inc. Each product which we introduce competes with major manufacturers and distributors. We market our products with advertising, including direct response advertising, promotions and other vehicles to build awareness of our brands in conjunction with an extensive sales force. We believe this combination provides the most efficient method of marketing for these types of products. Product quality, performance, value and packaging are also important competitive factors. We believe that we gain a certain level of competitive advantage by utilizing cost savings from our direct response advertising business which provides us with a lower overall advertising cost to promote our products.

In marketing our products we also compete with the major companies in seeking shelf space and in placing displays in prime locations within a store. The ability to obtain shelf space and to display our products in the stores is crucial to generating business, especially for products, such as ours, that are not as well known as the products which are manufactured and marketed by some of the largest skin care and food products companies in the world. After an initial order, retail outlets, especially mass marketing retailers, decide on whether and how much to order and where to display the product in the store based on their perception of the consumer response to the product. Thus, without good shelf space or displays for an initial order, it may be difficult for a new product to generate a favorable consumer response which in turn affects the willingness of the retailer to make further purchases.

THE COMPANY’S REAL ESTATE BUSINESS

The Company’s real estate business is conducted through a Company subsidiary.

East Granby, Connecticut

The Company owns a forty-nine (49%) percent interest in Gateway Granby, LLC (“Granby”) a limited liability company that owns and operates an office building in East Granby, Connecticut. The Granby property is currently being held for sale. The office building contains approximately 52,000 square feet of rentable space and is located on 7.7 developable acres. The Company has entered into an irrevocable proxy and agreement with Lester Tanner and his affiliates, who are members of the limited liability company, which agreement gives the Company voting and operational control of the limited liability company so long as the Company maintains its ownership interest in the limited liability company. Due to such voting control, Granby’s financial results are consolidated with the financial results of the Company, and the minority voting interests are recorded separately.

Set forth below is a chart that describes certain terms of the current leases of the East Granby Property:

Tenant	Space [1]	Use	Yearly Base Rent	Term/Expiration Date

Stubhub, Inc.	Suite 110 (9,102 sq. ft.)	General and administrative offices with technical support and service center capabilities	Year 1-$131,979 Year 2-$136,530 Year 3-$145,632 Year 4-$150,183 Year 5-$154,734	5 years; with tenant right to terminate in the 3rd year and tenant right to extend for 5 years after initial term. The initial term expires March 31, 2010.
Jack Henry & Associates, Inc.	Suite 140 and Suite 240 (23,421 sq. ft.)	General office purposes including technology center	Year 1-$387,710 Year 2-$387,710 Year 3-$387,710 Year 4-$393,100 Year 5-$393,100	5 years; with tenant right to extend for 5 years after initial term. The initial term expires December 31, 2010.

_____________________________

1  Approximately 38% of the East Granby Property’s rentable space is currently vacant. This rentable space has been subdivided into four smaller areas since the space was vacated by the prior tenant in 2005.  This subdivision was completed in March 2006, and is now available for leasing.

Hunter, New York (property sold)

Yolo Equities Corp., a wholly owned subsidiary was incorporated in October 1992, as a New York corporation. Yolo holds a mortgage on a real estate parcel and owned a 65-acre real estate parcel in Hunter, New York.   The 65-acre property is in an area known as Hunter Highlands, which is adjacent to the Hunter Mountain Ski Slopes in the Town of Hunter, Greene County, New York. The 65-acre parcel, which was subject to a contract for sale, dated November 23, 2005, was sold on March 27, 2006, (the “Land Closing”). The property was sold to Mountaintrail at Hunter, LLC, a New York limited liability company (“Mountaintrail”) for $900,000.

Marketing Activities

The Company's marketing in its real estate activities is limited to working with real estate brokers.

Competition

The office building owned by Granby is currently 63% occupied by unrelated tenants. Granby competes with many owners of office buildings in the Northern Hartford, Connecticut area for leasing and lease renewals. The general competitive conditions to which the East Granby Property is subject to is high with respect to both leasing and sales but favorable with respect to mortgage financing.

The Company’s Discontinued Operations

The Company’s discontinued operations consists of the former medical financing business, conducted through Medical Financial Corp., a wholly owned subsidiary, which (a) purchased insurance claims receivables from medical practices and provided certain services to those practices; and (b) three other subsidiaries, which were formed to provide additional management services to certain medical practices. On August 26, 2004, the Company sold its continuing service obligations and the related future revenue rights of its medical financing business in exchange for preferential collection rates on the receivables that are expected to be collected.

Intellectual Property

The Company’s Direct Response Marketing Business

When WWE obtains the exclusive licensing rights to a product developed by another, i.e., an inventor, the inventor will have ordinarily obtained the requisite trademark, trade dress, copyright, and patent protection for the product in the United States with the United States Patent and Trademark Office (“USPTO”). To the extent that the inventor has not previously obtained such intellectual property protection, WWE would assist the person to secure such protection.

If WWE develops a product internally, it is responsible for filing the requisite trademark, trade dress, copyright, and patent protection for the product in the United States with the USPTO. To date, WWE has not developed any products internally and, accordingly, the Company has not made any filings with the USPTO.  WWE has many trademarks.

The Company’s intellectual property, to the extent it is not subject to trademark, copyright or patent protection, is protected through use of confidentiality and non-disclosure agreements. To this end, WWE requires each of its officers and employees to enter into confidentiality agreements.

The Company’s Retail Distribution Business

Our E-70 trade name is a registered trademark. We have pending trademark applications filed for our Dermafresh and D-Shed. We license the rights for those products for which we have distribution rights. We acquired the rights to the Dermafresh  products, including the formulations for those products.  Starmaker and Hercules Hook are each owned by their respective product developers; we were granted an exclusive license to sell the product. We own the Extreme Beam trademark.

Employees

As of January 25, 2007, the Company had an aggregate of 25 employees, which included 17 in Encino, California, 5 in Boca Raton, Florida, and 3 in New Rochelle, New York. None of the Company’s employees are covered by a collective bargaining agreement. The Company has never experienced a work stoppage and the Company believes that it has satisfactory working relations with its employees. The Company’s corporate offices are located in Encino, California.

Government Regulation

The Company, like others in the direct response industry, is subject to various local, state, federal and international consumer protection laws. In particular, all direct response marketers are governed by the Federal Trade Commission Act, including the Act’s provisions prohibiting deceptive practices in connection the advertising, marketing, and sale of consumer products. In addition, the Food and Drug Administration (“FDA”) has a broad statutory mandate with respect to, among other products, foods, drugs, medical devices, and cosmetics. The FDA seeks to insure that products under its purview are safe and are not mislabeled.  For example, a Company product offering which is ingested by customers may be regulated by the FDA.

The Company’s real estate business is in compliance with all environmental laws relating to hazardous substances in real property. Future compliance with environmental laws is not expected to have a material effect on its business.

PROPERTIES

The Company owns no property other than the property, which is included in its business of real estate held for rental, development and sale.

The Company’s direct response operations and corporate offices are located at the offices of WWE, which is located at 16000 Ventura Blvd., Suite 301, Encino, California 91436. This facility has approximately 7,600 square feet. The lease term is 60 months ending in October 20, 2011.  Rent for the first year of the lease term is approximately $17,100 per month, with an increase of approximately $6,400 for each year of the term thereafter.

The Company is subleasing its former La Grange Avenue office space in Los Angeles, California for the remainder of that lease term which extends until February 2009.

In addition, in July 2006, the Company entered into a one-year sub-lease agreement with Adsouth Partners, Inc. for approximately 1,600 square feet of office space in Boca Raton, Florida. Rent is approximately $2,700 per month. The Company will utilize this office for its retail distribution business.

In addition, the Company leases a suite at 271 North Avenue, Suite 520, New Rochelle, NY 10801. The Company is utilizing this facility for its real estate business, the winding down of its discontinued operations, storage and as a secondary corporate office. The lease is for approximately 6,500 square feet. The monthly rent is $6,500; the lease expires on February 28, 2007. The Company is receiving $2,000 per month from a tenant under a month-to-month space sharing arrangement. The Company will not be renewing this lease upon its expiration.

These facilities are in good repair and the Company believes that these properties are adequately covered by insurance. In addition, the Company believes that its existing facilities will be adequate to meet the Company’s needs for the foreseeable future. Should the Company need additional space, the Company believes it will be able to secure additional space at commercially reasonable rates.

Our principal executive offices are located at 16000 Ventura Blvd., Suite 301, Encino, California 91436 and our telephone number is (310) 575-0955.  Our home page on the Internet can be located at www.wwexcellence.com.

RISK FACTORS

The Company’s business, financial condition and operating results could be adversely affected by any of the following factors.  These risks and uncertainties, however, are not the only ones that the Company faces.  Additional risks and uncertainties not currently known to the Company, or that the Company currently thinks are immaterial, may also impair its business operations.

WWE has a limited operating history.

Though WWE’s management team has many years’ of experience in the direct response industry, WWE, founded in July 2004, has only a limited operating history upon which an evaluation of WWE and its prospects can be based. WWE’s prospects for financial success must be considered in light of the risks, expenses and difficulties frequently encountered by companies in relatively new and rapidly evolving markets, such as the direct response market.

The Company has incurred losses and our inability to generate profits from products we have introduced onto the market could cause us to go out of business and for you to lose your entire investment.

The Company incurred losses for the nine months ended September 30, 2006 and September 30, 2005 of approximately $3,066,000 and $1,285,000, respectively. Losses for the three months ended September 30, 2006 and September 30, 2005 were approximately $471,000 and $915,000, respectively. The accumulated deficit as of September 30, 2006 was approximately $6,451,000. The Company’s management believes that these losses were due to declining revenues from older product campaigns that were nearing the end of their life cycles and where funding was not available to launch new products in the pipeline.  In addition, WWE did not have the requisite funds to increase Internet media spending for its beauty products, where initial losses are in incurred in order to generate future profitable revenue streams thereby allowing WWE to expand its Continuity programs. Additionally, the lack of funds did not allow WWE to purchase new inventory for some existing product lines, nor allow it to make investments in new product launches.

WWE expects to increase its infrastructure and operating expenditures in connection with carrying out its business strategy.  WWE cannot assure that any of its business strategies will be successful or that significant revenues or profitability will ever be achieved or, if they are achieved, that they can be consistently sustained or increased on a quarterly or annual basis.

We may require additional funds to develop and expand our products business.

We may require significant cash both to purchase products for sale and to implement an aggressive marketing program for our new products business, beyond our current anticipated volume of business. In the event that our business grows beyond our anticipated volume, we do not have any credit facility for the purchase of inventory and our ability to generate additional revenue will be impaired to the extent that we are not able to purchase sufficient inventory in a timely manner. We have rights to products that we have not yet introduced to market. We will need additional funds in order to continue growing our business, including the market introduction of our products and the expansion of the market for our existing products. Our failure to generate cash flow from operations or raise the necessary capital could affect our ability to generate revenue and could require us to scale down some or all of our operations. We are exposed to interest rate risks under our current factoring agreement pursuant to which we pay interest of 2% plus their variable base rate.

If we need to raise additional capital from equity or debt sources, which may impose limits on its financial and operating flexibility.  The Company cannot assure that any financing arrangements will be available or, if available, that it will be on acceptable terms.  Any additional issuance of equity or equity-related securities will be dilutive to our stockholders.

The Company may be unable to manage its growth or implement its business strategy.

Although the Company expects to experience significant growth in a relatively short period of time, it cannot assure that the growth the Company anticipates will occur, nor can the Company assure that it will be able to expand its product offerings, its client base and markets or implement the other features of the Company’s business strategy at the rate or to the extent presently planned.  The Company’s business strategy for growth will place, a significant strain on its administrative, operational and financial resources.

The Company’s ability to continue growing may be affected by various factors, many of which are not within the Company’s control, including competition, its ability to hire and retain additional qualified executives and other personnel, and governmental regulation of the direct response industry in the United States.  If the Company is unable to successfully manage its future growth, to establish and continue to upgrade its operating and financial control systems, to recruit and hire necessary personnel or to effectively manage unexpected expansion difficulties, the Company’s financial condition and results of operations could be materially and adversely affected.

The Company may be unable to adapt to rapid industry change.

The direct response industry, the industry in which WWE operates, is characterized by constant new product introductions, and products constantly coming to the end of their product life cycles. To be successful, WWE must adapt to its rapidly changing markets by continually improving the responsiveness, products and features of its products and by developing new features to meet the needs of its customers.  WWE’s success will depend, in part, on its ability to license marketable products from others, including inventors, enhance its existing products and services, and develop new offerings that address the needs of its customers.

The Company depends on its intellectual property.

The Company believes that the protection of its intellectual property rights is, and will continue to be, important to the success of its business.  In this regard, if WWE obtains the exclusive licensing rights to a product developed by another, i.e., an inventor, the inventor will have ordinarily obtained the requisite trademark, trade dress, copyright, and patent protection for the product in the United States with the United States Patent and Trademark Office (“USPTO”).  To the extent that the inventor has not previously obtained such intellectual property protection, the Company would assist the person to secure such protection.  If WWE develops a product internally, it is responsible for filing the requisite trademark, trade dress, copyright, and patent protection for the product in the United States with the USPTO. If the protection of WWE’s intellectual property rights is inadequate, WWE’s brand and reputation could be impaired and WWE could lose customers.

The direct response industry is highly competitive and the Company may be unable to compete effectively.

The direct response industry is highly competitive, rapidly evolving and subject to constant change and intense marketing by providers of similar products.  WWE expects that new competitors are likely to join existing competitors in this industry, including the market for Continuity programs that it targets. Some of WWE’s current competitors are significantly larger and have substantially greater market presence as well as greater financial, technical, operational, marketing and other resources and experience than WWE does. In this regard, larger, better-financed competitors may be able to spend more than WWE on front-end media in connection with the rollout of a product under a Continuity program.

We do not expect to pay cash dividends on our common stock.

We presently do not expect to pay dividends on our common stock in the foreseeable future. The payment of dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The holders of our 10% convertible preferred stock are entitled to receive, out of funds legally available therefore, cumulative dividends at a rate equal to 10% of the convertible preferred stock’s original issue price, in cash, or at our option, in shares of common stock. The convertible preferred stock’s original issue price is currently $2,410,000. Dividend payments of $120,500 are due on November 29 and May 29 annually. Any accrued dividends on the convertible preferred stock must be paid in full before we can pay a dividend on our common stock. Because we do not plan to pay dividends on our common stock, our stock may be less attractive to some investors, which could adversely affect our stock price.

The Company needs to retain its key management personnel and hire additional qualified personnel.

The Company is dependent on the efforts of its executive officers and senior management and on its ability to hire and retain qualified management personnel.  The loss of services by any of these individuals, could materially and adversely affect WWE’s business and its future prospects.  WWE has entered into a three-year employment agreement with Nancy Duitch Chief Executive Officer and Chief Marketing Officer and with Alan Gerson its President and Chief Operating Officer.  Each executive can terminate his or her employment agreement on 60 days’ notice. The Company does not have employment agreements with any of its senior management team. In addition, the Company anticipates that in order to successfully implement its business strategy, the Company will be required to recruit and hire additional qualified personnel.  Failure to attract and retain additional qualified personnel, including management personnel who will train and integrate the Company’s new employees in addition to their role in continuing to manage the Company’s growth strategy could adversely affect the Company.

We may be subject to claims arising from the use of our products.

As a company that markets and sells skin care and related products, we may be subject to claims relating to such concerns as allergic or other reaction to the products and claims as to the efficacy of the products even if the products are manufactured by others. We cannot assure that we will not be subject to such claims or that we will be successful in defending any such claims. Any litigation, regardless of the outcome, would entail significant costs and use of management time which could impair our ability to generate revenue and profit. In the event that we have liability from a claim relating to any of our products, our insurance may not be sufficient to cover our liability. Although we presently have product liability insurance, it may not be available in the future at a reasonable cost, if at all.

Because we have no manufacturing facilities, we are dependent upon third party suppliers to manufacture our products.

All of our products are or will be manufactured for us by non-affiliated manufacturers pursuant to purchase orders, and we do not have any long-term agreements with any supplier. We rely upon our suppliers to develop and test their formulations, to produce a uniform product for us in facilities that comply with applicable laws, to implement adequate quality control procedures and to deliver product to us in a timely manner. The failure of our suppliers to do any of the foregoing could affect both our ability to delivery quality product in a timely manner and the willingness of our customers to purchase our products. We also test the products. Further, in the event that we change suppliers, it may be necessary to change the formulations of one or more of our products, and we cannot assure you that we will have a smooth transition to a new supplier or that we will not encounter other serious problems in the quality or delivery of products resulting from a change in supplier.

Breaches in WWE’s third party Internet network security systems may adversely affect the Company.

WWE could lose customers and expose itself to liability if there are any breaches to WWE’s third party Internet network security systems, which in turn could jeopardize the security of confidential information stored on the Company’s behalf by such third party. To date, WWE has not experienced any breaches of its third party Internet network security systems.  There can be no assurance that breaches of these Internet network security systems will not happen in the future.

The Company needs to attract new customers, retain its present customers, and maintain customer satisfaction.

WWE’s success will depend heavily on the extent to which it maintains and expands its customer base for WWE’s products. There is no assurance that WWE will succeed with this endeavor and if WWE does not attract new customers, retain its present customers, and maintain customer satisfaction, its growth strategy will be adversely affected.

The Company’s business may be adversely impacted because it is subject to regulation at the local, state, federal and international levels.

WWE is subject to varying degrees of international, federal, state and local regulation.  Significant consumer protection regulations are imposed at each of these levels.  All direct response marketers are governed by the Federal Trade Commission Act, including the Act’s provisions prohibiting deceptive practices in connection the advertising, marketing, and sale of consumer products.  The commencement of a proceeding against WWE with respect to one or more of its products could have an adverse effect on WWE.

The Company’s business may be adversely impacted by “Headline Risk.”

Adverse publicity generated from, for example, a defective product, a product recall or the commencement of a proceeding by a governmental agency could discourage current customers from continuing to use WWE’s products or discourage prospective customers from trying its products.  In addition the WWE’s suppliers, due to the adverse publicity, may refuse to do business with it.  If any of these situations occur, WWE’s business will be adversely affected.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

We may not be able to identify and integrate future acquisitions. If we make acquisitions, we could have difficulty integrating the acquired companies’ personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the affect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses.

In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

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the difficulty of integrating acquired products, services or operations;

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the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

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the difficulty of incorporating acquired rights or products into our existing business;

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difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities;

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difficulties in maintaining uniform standards, controls, procedures and policies;

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the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

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the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

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the effect of any government regulations which relate to the business acquired;

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potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified, these risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

We may not be able to successfully manage our growth.

Our liability to manage our growth will require that we continue to improve its operational, financial and management information systems, and to motivate and effectively manage its employees. If our management is unable to manage such growth effectively, then the quality of our services, our ability to retain key personnel and our business, financial condition and results of operations could be materially adversely affected.

We may not be able to obtain additional financing.

In order to develop and expand our operations and increase revenues, additional financing will be required, which additional financing may not be available to us on commercially reasonable terms, if at all. There is no assurance that we will be successful in raising additional capital or that the proceeds of any future financings will be sufficient to meet our future capital needs. We may need to seek additional financing sooner than we anticipate as a result of any of the following factors:

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changes in operating plans;

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acceleration of the Company’s business development plans;

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lower than anticipated sales;

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increased costs of business development;

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increased operating costs; or

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potential acquisitions.

ADDITIONAL RISKS CONCERNING SALES FOR RETAIL DISTRIBUTION

Since there are a small number of major retail chains for sales of our products, the loss of any of these customers could result in a significant decrease in both revenues and income from our retail distribution business.

Our retail distribution business will be accounted for as a separate business segment from our direct response marketing business. During 2005, the predecessor owner of the retail distribution business reported that 39% of retail distribution revenues were derived from one customer and during 2004, 74% of retail product revenues were derived from this same customer.   If we were to be unable to offer new product to our limited number of large retail distribution customers, we would lose that source of revenue.

Because we sell our products to discount chains, we are dependent upon the purchasing and return policies of these chains.

Our retail distribution in large part involves the sale of our product to discount chains and because of their buying power, we are subject to their policies on such matters as accepting and scheduling deliveries, payment and returns. In order to sell products to these chains we may have to place reserves against the accounts receivables from these chains, which may impair our ability to operate profitably by reducing our gross margins and increasing our selling, general and administrative expenses. Depending on the retailer and the product, we currently reserve between 5% and 25% of our sales to these discount chains.

Some of the products that we sell are unrelated to our direct response marketing business, and we may not be able to generate profits from these lines.

Some of our products and the market for our products are different from our direct response marketing business. The markets to which we market our products are highly competitive. Our ability to operate this business profitably will be dependent upon a number of factors, including: (i) our ability to maintain our existing shelf space and desirable displays in stores, in face of competition from numerous major and specialty product companies that presently dominate the market for those products; (ii) our ability to price our products at levels that make them attractive to retail customers and enable us to generate a sufficient gross margin to enable us to generate profits from the sales; (iii) the consumer’s response to our products, including their willingness to make repeat purchases; and, (iv) our ability to develop brand recognition by advertising for our products. If we are not able to retain shelf space or if the consumer’s response to our products is not favorable, we may be unable to continue in this business. We can not assure that we will be successful in generating either adequate shelf space or customer acceptance.

Because of the terms on which we sell products to certain retailers, we may incur difficulties in purchasing inventory.

We have an agreement with a factor and intend to factor our receivables. Two of our major customers purchase retail distribution products from us on a “pay on scan” basis, which means that the customer has no obligation to make payment to us until and unless the product is sold to a customer. Because we do not generate a qualified account receivable, as defined by our factoring agreement, until the product is ultimately sold by the retailer, we will not have a qualified account receivable to sell to a factor which could impair our cash flow and our ability to purchase additional inventory.  We cannot assure that we will be able to finance such sales in the future, which could impair our ability both to place product in two major retail accounts and to generate revenue. Revenues from our retail distribution segment that were generated on a pay and scan basis were approximately $400,000 for the period from August 1, 2006 (date of acquisition) to September 30, 2006.

RISKS RELATED TO OWNERSHIP OF REAL PROPERTY

The Company’s controlling ownership interest in an office building and underlying developable land in Granby, Connecticut through its Gateway Granby subsidiary entails certain risks associated with commercial real estate generally as well as risks particular to the Granby project.  Among these risks are: a limited number of potential tenants with a need for the amount of consolidated office space available at Granby; the risk that the Company will be unable to repay or refinance a second mortgage on the property prior to the maturity of a balloon payment of $1.1 million on August 1, 2009; the risk that the Company will be unable to attract tenants for vacant office space at commercially viable rental rates or at all; and the risk that an existing adjustable rate mortgage on the property will increase at or after December 31, 2007 to a rate that results in negative cash flow in connection with operation of the Granby building.

RISKS RELATED WITH OWNERSHIP OF OUR SECURITIES

There is currently a limited trading market for our common stock.

Our common stock is traded in the over-the-counter market through the Over-the-Counter Electronic Bulletin Board. There can be no assurance that an active trading market will be maintained. Trading of securities on the Over-the-Counter Electronic Bulletin Board is generally limited and is effected on a less regular basis than that effected on other exchanges or quotation systems (such as the NASDAQ Stock Market), and accordingly investors who own or purchase common stock will find that the liquidity or transferability of the common stock is limited. Additionally, a stockholder may find it more difficult to dispose of, or obtain accurate quotations as to the market value, of common stock. We cannot assure you that our common stock will ever be included for trading on any stock exchange or through any other quotation system (including, without limitation, the NASDAQ Stock Market).

The application of the penny stock rules could adversely affect trading in our common stock.

The trading price of our common stock is currently below $5.00 per share closing at $0.70 per share on February 2, 2007, which causes the open-market trading of our common stock to be a "low-priced" security under the "penny stock" rules promulgated under the Securities Exchange Act of 1934. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties in selling the stock, the customer's rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our common stock, decrease liquidity of our common stock and increase transaction costs for sales and purchases of our common stock as compared to other securities.

Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, if our stock trades below $5.00 per share, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We do not anticipate paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

Other than the dividends owed to holders of Series A Preferred Stock, we plan to use all of our earnings, to the extent we have earnings, to fund our operations. We do not plan to pay any cash dividends in the foreseeable future. We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. Therefore, any return on your investment would derive from an increase in the price of our stock, which may or may not occur.

Substantial future sales of our common stock in the public market may depress our stock price.

Upon effectiveness of this prospectus, and based on the number of shares outstanding as of January 23, 2007, we will have 22,160,762 shares of common stock issued and outstanding (including 500,000 treasury shares). We also have 21,666,418 shares issuable upon conversion, assuming conversion of warrants for 2,529,000 shares of common stock, assuming conversion of preferred stock for 2,137,418 shares of common stock and assuming conversion of debentures for 17,000,000 shares of common stock.

If our stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. The sale of a large number of shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

We may raise additional capital through a securities offering that could dilute your ownership interest and voting rights.

Our certificate of incorporation currently authorizes our board of directors to issue up to 100,000,000 shares of common stock and 2,000,000 shares of preferred stock.  As of January 23, 2007, after taking into consideration our outstanding common and preferred shares, our board of directors will be entitled to issue up to 78,339,238 additional common shares and 931,291 preferred shares. We are registering 14,000,000 shares on a registration statement on Form SB-2, all of which are being registered on behalf of Gottbetter Capital Finance, LLC and its affiliate Gottbetter Capital Master, Ltd. in accordance with the terms of the Securities Puchase Agreement and the Registration Rights Agreement we executed on August 2, 2006 in conjunction with the sale of 10% secured convertible notes. The power of the board of directors to issue shares of common stock, preferred stock or warrants or options to purchase shares of our stock is generally not subject to stockholder approval.

We may require additional working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the holders of our common stock. The issuance of additional common stock or securities convertible into common stock by our board of directors will also have the effect of diluting the proportionate equity interest and voting power of holders of our common stock.

We are controlled by our principal stockholders, executive officers and directors, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

Our principal stockholders, executive officers and directors, in the aggregate, beneficially own approximately 42.3% of our common stock including options, convertible preferred stock and warrants held by each principal stockholder, executive officer and director that are exercisable within 60 days of January 23, 2007. Two principal stockholders and two holders of convertible debt, in the aggregate, beneficially own approximately 51.9% of our common stock including convertible debt and warrants held by each principal stockholder that are exercisable within 60 days of January 23, 2007. Both groups of these stockholders and creditors, acting together, or as individual groups, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the affect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders.

Our incorporation documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of your stock, which may inhibit an attempt by our stockholders to change our direction or management.

Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. Some of these provisions:

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authorize our board of directors to determine the rights, preferences, privileges and restrictions granted to, or imposed upon, the preferred stock and to fix the number of shares constituting any series and the designation of such series without further action by our stockholders;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting; and

In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us, which may prevent or frustrate any attempt by our stockholders to change our management or the direction in which we are heading. These and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.

 We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC. If we are unable to attract and retain qualified officers and directors, the management of our business could be adversely affected.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

We are subject to various regulatory requirements, including the Sarbanes-Oxley Act of 2002. We, like all other public companies, must incur additional expenses and, to a lesser extent, diversion of our management’s time in our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which we currently aren’t subject to but may initially apply to us in 2007, regarding internal controls over financial reporting. We have not evaluated our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC, which we collectively refer to as Section 404. We have never performed the system and process evaluation and testing required in an effort to comply with the management assessment and auditor certification requirements of Section 404, which may initially apply to us in 2007.  Our lack of familiarity with Section 404 may unduly divert management’s time and resources in executing the business plan. If, in the future, management identifies one or more material weaknesses, or our external auditors are unable to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price and/or subject us to sanctions or investigation by regulatory authorities.

The market price for our common shares is particularly volatile given our status as a relatively unknown company with a small and thinly-traded public float and limited operating history. The price at which you purchase our common shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our common shares are sporadically or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or “risky” investment due to our limited operating history and lack of profits to date, lack of capital to execute our business plan, and uncertainty of future market acceptance for our business strategy. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. The following factors may add to the volatility in the price of our common shares: actual or anticipated variations in our quarterly or annual operating results, market acceptance of our business strategy, government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures, our capital commitments, and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling security holders.

DETERMINATION OF OFFERING PRICE

Selling stockholders may sell shares covered by this Prospectus at prevailing market prices or prices they negotiate with purchasers.  If any of the selling stockholders were to exercise an option to acquire the common stock sold pursuant to this resale prospectus, we would receive the option exercise price.  We may grant options in the future from the 2006 Equity Incentive Plan.

SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

All of the common stock registered for sale under this prospectus will be owned prior to the offer and sale of such shares by our current or former employees, officers, directors, consultants and/or advisors (the “selling stockholders”).  All of the shares owned by the selling stockholders were acquired by them pursuant to the 2006 Equity Incentive Plan.

We are registering the common stock covered by this prospectus for the selling stockholders.  As used in this prospectus, “selling stockholders” includes the pledgees, donees, transferees or others who may later hold the selling stockholders’ interests.  We will pay the costs and fees of registering the common shares, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.

The selling stockholders may sell their common stock by means of this prospectus and any applicable prospectus supplement or they may decide to sell them by other means, including pursuant to Rule 144, however they are not obligated to sell their common stock at all.  The selling stockholders may sell their common stock from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the common stock, through short sales of common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such market prices, at negotiated prices, or at fixed prices.  The selling stockholders may sell their common stock directly to purchasers, in private transactions, or through agents, underwriters or broker-dealers.  The selling stockholders will pay any applicable underwriting discounts, selling commissions and transfer taxes.  We will pay all other expenses incident to the registration of the common stock.  The selling stockholders and any broker-dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act.  If we are required to supplement this prospectus or post-effectively amend the registration statement to disclose a specific plan of distribution of the selling stockholder, the supplement or amendment will describe the particulars of the plan of distribution, including the shares of common stock, purchase price and names of any agent, broker, dealer, or underwriter or arrangements relating to any such an entity or applicable commissions.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, no person engaged in the distribution of the shares may simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, the provisions of which may limit the timing of purchases and sales of the shares by the selling stockholders.

We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

Additional information related to the selling stockholders and the plan of distribution may be provided in one or more supplemental prospectuses.

The following table sets forth the names of the selling stockholders who may sell their shares pursuant to this prospectus.  The selling stockholders have, or within the past three years have had, positions, offices or other material relationships with us or with our predecessors or affiliates.  The following table also sets forth certain information as of the date of this prospectus, to the best of our knowledge, regarding the ownership of our common stock by the selling stockholders and as adjusted to give effect to the sale of all the common stock offered by the selling stockholders pursuant to this prospectus.

Selling Stockholder	Shares held before the Offering	Shares being Offered	Shares held after the Offering	Percentage Owned after the Offering (1)
Alan Gerson	1,000,000	1,000,000	0	0%
Victor Brodsky	393,603	150,000	243,603	1.1%
TOTAL	1,393,603	1,150,000	243,603	1.1%

(1) Based on 21,660,762 shares outstanding as of January 23, 2007.

DESCRIPTION OF SECURITIES

Common Stock

The Certificate of Incorporation of Vertical Branding, Inc., as amended, authorizes it to issue up to 100,000,000 shares of Common Stock, par value $.001 per share and 2,000,000 shares of Preferred Stock, par value $.001. Of the 100,000,000 shares of Common Stock authorized, 22,160,762 shares are issued and outstanding (including 500,000 treasury shares) as of January 15, 2007. Of the 2,000,000 shares of Preferred Stock authorized, 1,068,079 shares are issued and outstanding as of January 15, 2007.

Each holder of our common stock is entitled to one vote for each share held on all matters to be voted upon by our stockholders. Holders of our common stock have no cumulative voting rights. Holders of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors out of legally available funds, except that holders of preferred stock may be entitled to receive dividends before the holders of the common stock.

In the event of a liquidation, dissolution or winding up of the Company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any then outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights. In addition, there are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of common stock are, and all of the shares of common stock offered for resale in connection with this prospectus will be, duly authorized, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of the holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Richardson & Patel LLP has given an opinion regarding certain legal matters in connection with this offering of our securities.  Both Richardson & Patel LLP and its principles, although they are under no obligation to do so, they may accept our common stock for services rendered to us. As of the date of this prospectus, Richardson & Patel LLP and its principles own no shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement on Form S-8 that we filed with the Securities and Exchange Commission (the “SEC”).  We omitted certain information in the Registration Statement from this prospectus in accordance with the rules of the SEC.  We file our annual, quarterly and special reports, proxy statements and other information with the SEC.  You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549.  You can obtain copies from the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549 if you pay certain fees.  You can call the SEC at 1-800-732-0330 for further information about the operation of the Public Reference Room.  We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

MATERIAL CHANGES

There are no material changes in the Registrant’s affairs which have not been reported on our Form 10-K filed with the SEC on April 17, 2006, or our Form 10-QSB filed with the SEC on November 20, 2006, or our Form 8-K reports.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

(a)

The following documents are hereby incorporated by reference into this prospectus:

(1)

The Annual Report on Form 10-K for the fiscal year ended December 31, 2005, that the Registrant filed with the Commission on April 17, 2006, which contains audited consolidated financial statements for the most recent fiscal year for which such statements have been filed.

(2)

The Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, that the Registrant filed with the Commission on May 22, 2006.

(3)

The Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, that the Registrant filed with the Commission on August 21, 2006.

(4)

The Current Report on Form 8-K that the Registrant filed with the Commission on May 1, 2006.

(5)

The Current Report on Form 8-K that the Registrant filed with the Commission on June 12, 2006.

(6)

The Current Report on Form 8-K that the Registrant filed with the Commission on June 15, 2006.

(7)

The Current Report on Form 8-K that the Registrant filed with the Commission on June 28, 2006.

(8)

The Current Report on Form 8-K that the Registrant filed with the Commission on July 19, 2006.

(9)

The Current Report on Form 8-K that the Registrant filed with the Commission on July 20, 2006.

(10)

The Current Report on Form 8-K that the Registrant filed with the Commission on July 28, 2006.

(11)

The Current Report on Form 8-K that the Registrant filed with the Commission on August 2, 2006.

(12)

The Current Report on Form 8-K that the Registrant filed with the Commission on August 2, 2006.

(13)

The Current Report on Form 8-K that the Registrant filed with the Commission on August 7, 2006.

(14)

The Current Report on Form 8-K that the Registrant filed with the Commission on August 7, 2006.

(15)

The Current Report on Form 8-K that the Registrant filed with the Commission on September 22, 2006.

(16)

The Current Report on Form 8-K/A that the Registrant filed with the Commission on October 16, 2006.

(17)

The Current Report on Form 8-K that the Registrant filed with the Commission on November 2, 2006.

(18)

The Current Report on Form 8-K that the Registrant filed with the Commission on November 14, 2006.

(19)

The Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, that the Registrant filed with the Commission on November 20, 2006.

(20)

The Current Report on Form 8-K that the Registrant filed with the Commission on January 22, 2007.

(21)

The description of the Registrant’s common stock, which is contained in a registration statement filed on Form SB-2 on September 14, 2006, as amended (File No. 333-137321).

(b)

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

(c)

The Registrant shall provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus.  After receiving a written or oral request for such information, the Registrant shall provide this information to the requester at no charge.  To request such information, please write to Nancy Duitch, Vertical Branding, Inc., 16000 Ventura Blvd., Suite 301, Encino, California 91436 or call (310) 575-0955.

FORWARD LOOKING STATEMENT

Please read this prospectus carefully. It describes our company, finances, products and services. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus to make your investment decision. We have not authorized anyone to provide you with different information. The selling stockholders are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

Some of the statements contained in this prospectus, are "forward-looking statements" and may involve a number of risks and uncertainties. Actual results and future events may differ significantly based upon a number of factors, including:

•

significant historical losses and the expectation of continuing losses;

•

availability of labor and materials;

•

fluctuations in and obsolescence of inventory;

•

reliance on key strategic relationships and accounts;

•

the impact of competitive products and services and pricing; and

•

uncertain protection of our intellectual property.

Please do not put undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.  We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. You should refer to and carefully review the information in future documents we file with the Securities and Exchange Commission. In this prospectus, we refer to Vertical Branding, Inc. as “we”, the “Company” or “VBI”

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Section 145 (“Indemnification of officers, directors, employees and agents; insurance”) of the Delaware General Corporation Law provides in pertinent part as follows:

“(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted din good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present and former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b).  Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the corporation as authorized in this Section.  Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Section.

. . .

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. . . .”

Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of their fiduciary duty as directors.

In addition, our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf, to the fullest extent permitted by Delaware General Corporation Law, if our board of directors authorizes the proceeding for which such person is seeking indemnification (other than proceedings that are brought to enforce the indemnification provisions pursuant to the bylaws). We maintain director and officer liability insurance.

These indemnification provisions may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.

Incorporation of Documents by Reference.

The following documents are hereby incorporated by reference into this Registration Statement:

(a)

The Annual Report on Form 10-K for the fiscal year ended December 31, 2005, that the Registrant filed with the Commission on April 17, 2006, which contains audited consolidated financial statements for the most recent fiscal year for which such statements have been filed.

(b)

The Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, that the Registrant filed with the Commission on May 22, 2006.

(c)

The Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, that the Registrant filed with the Commission on August 21, 2006.

(d)

The Current Report on Form 8-K that the Registrant filed with the Commission on May 1, 2006.

(e)

The Current Report on Form 8-K that the Registrant filed with the Commission on June 12, 2006.

(f)

The Current Report on Form 8-K that the Registrant filed with the Commission on June 15, 2006.

(g)

The Current Report on Form 8-K that the Registrant filed with the Commission on June 28, 2006.

(h)

The Current Report on Form 8-K that the Registrant filed with the Commission on July 19, 2006.

(i)

The Current Report on Form 8-K that the Registrant filed with the Commission on July 20, 2006.

(j)

The Current Report on Form 8-K that the Registrant filed with the Commission on July 28, 2006.

(k)

The Current Report on Form 8-K that the Registrant filed with the Commission on August 2, 2006.

(l)

The Current Report on Form 8-K that the Registrant filed with the Commission on August 2, 2006.

(m)

The Current Report on Form 8-K that the Registrant filed with the Commission on August 7, 2006.

(n)

The Current Report on Form 8-K that the Registrant filed with the Commission on August 7, 2006.

(o)

The Current Report on Form 8-K that the Registrant filed with the Commission on September 22, 2006.

(p)

The Current Report on Form 8-K that the Registrant filed with the Commission on October 16, 2006.

(q)

The Current Report on Form 8-K that the Registrant filed with the Commission on November 2, 2006.

(r)

The Current Report on Form 8-K that the Registrant filed with the Commission on November 14, 2006.

(s)

The Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, that the Registrant filed with the Commission on November 20, 2006.

(t)

The Current Report on Form 8-K that the Registrant filed with the Commission on January 22, 2007.

(u)

The description of the Registrant’s common stock, which is contained in a registration statement filed on Form SB-2 on September 14, 2006, as amended (File No. 333-137321).

(v)

In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents.

Item 4.

Description of Securities.

Not applicable.  The class of securities to be offered is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Item 5.

Interests of Named Experts and Counsel.

Richardson & Patel, LLP has given an opinion on the validity of the securities being registered hereunder.  Erick Richardson and Nimish Patel, principals in the law firm, are eligible to receive shares of the Company’s common stock pursuant to this Form S-8 registration statement.

Item 6.

Indemnification of Directors and Officers.

See the “Disclosure of Commission Position on Indemnification for Securities Act Liabilities” in the Prospectus for the indemnification provisions of the Delaware General Corporation Law and the Registrant’s Certificate of Incorporation, as amended, and Bylaws, as amended.

Item 7.

Exemption from Registration Claimed.

Not applicable.

Item 8.

Exhibits.

4.0

Vertical Branding, Inc. 2006 Equity Incentive Plan

5.0

Opinion regarding legality

23.1

Consent of Holtz Rubenstein Reminick, LLP

23.2

Consent of RBZ, LLP

23.3

Consent of Richardson & Patel, LLP (included in Exhibit 5.0)

Item 9.

Undertakings.

(a)

The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (1) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encino, State of California, on this 2nd day of February, 2007.

Vertical Branding, Inc.

By:	/s/ Nancy Duitch
Nancy Duitch, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

Dated: February 2, 2007	/s/ Nancy Duitch
Nancy Duitch, Chief Executive Officer and Director
Dated: January 31, 2007	/s/ Alan Gerson
Alan Gerson, President, Chief Operating Officer and Director
Dated: January 31, 2007	/s/ Jeffrey S. Edell
Jeffrey Edell, Chairman of the Board
Dated: February 2, 2007	/s/ Victor Brodsky
Victor Brodsky, Chief Financial Officer
Dated: February 2, 2007	/s/ Victor Imbimbo
Victor Imbimbo, Director
Dated: February 2, 2007	/s/ Roger Burlage
Roger Burlage, Director